Exhibit 99.1

March 29, 2021

GOLD STANDARD VENTURES REPORTS 2020 ANNUAL RESULTS

VANCOUVER, B.C. - Gold Standard Ventures Corp. (NYSE AMERICAN: GSV) (TSX: GSV) (“Gold Standard” or the “Company”) announces the Company’s audited consolidated financial results for the year ended December 31, 2020. For details of the audited consolidated financial statements, Management’s Discussion and Analysis, Annual Information Form, and Form 40-F for the year ended December 31, 2020, please see the Company’s filings on SEDAR and EDGAR.

Jason Attew, President and CEO, commented, “Gold Standard had another busy year in 2020, outlining an updated PFS for the South Railroad Project, reporting an initial mineral resource estimate at the Lewis Project, partnering with a renowned mine financier in Orion Mine Finance, completing our 2020 drill program focused on adding to existing mineral reserves, and advancing our permitting application in Nevada.

I would like to take this opportunity to thank the hard-working team of people working together to advance the Company forward. I also want to thank all of our shareholders who continue to support us as we continue towards the development of the South Railroad Project.”

2020 and Recent Highlights

  At the end of 2020, Gold Standard staff had worked 3,262 consecutive days without a lost time accident. Primary field contractors worked over 55,290 consecutive hours in 2020 without a lost time accident.

  On February 18, 2020, announced an updated Pre-Feasibility Study for the South Railroad Project (“SRP”) outlining an 8-year mine life with average gold production of 115,000 ounces per year at all-in sustaining costs of US$707 per ounce, producing an after-tax NPV (5%) of US$265 million and an IRR of 40.0% at a gold price of US$1,400 per ounce.

  On May 5, 2020, announced an initial mineral resource estimate for the Virgin Deposit at the Lewis Project. Inferred Mineral Resources of 205,827 ounces of gold and 3,537,268 ounces of silver contained in 7.74 million tonnes at a grade of 0.83 g Au/t and at a grade of 14.22 g Ag/t. The Company believes that the Virgin Deposit is a continuation of the Phoenix-Fortitude mineralization currently being mined by Nevada Gold Mines at the Phoenix mine to the south of the Lewis Project.

  On July 16, 2020, announced a strategic partnership with Orion Mine Finance (“Orion”) for US$22.5 million. As part of the partnership, Orion purchased approximately US$20.5 million of shares in Gold Standard through treasury (US$5.9 million) and secondary (US$14.6 million) purchases, entered into a silver streaming agreement to purchase 100% of the silver production from the SRP and Jasperoid Wash deposit at a price of 15% of the prevailing price for silver in exchange for US$2.0 million, and agreed to provide Gold Standard with a term sheet to provide up to US$200 million of financing support to the Company to help finance the construction of the SRP.

Gold Standard Ventures Corp.	PHONE	+1 604.687.2766	Suite 610 - 815 West Hastings Street
www.goldstandardv.com			Vancouver, BC, Canada V6C 1B4

  In August 2020, the Company established an at-the-market equity program (“ATM”) whereby it issued 15,000,000 common shares for aggregate gross proceeds of $15,678,000. The Company terminated the ATM in September 2020.

  In October and November 2020, announced drill results at the Pinion and Dark Star deposits, as well as the LT target. Highlights include decreased drill spacing at Pinion with the goal of converting Inferred Mineral Resources to Measured and Indicated Mineral Resources, step out drilling at Main Dark Star expanding mineralization to the east, and regional property exploration at the LT target located near the Plan of Operations boundary of the SRP.

  On November 6, 2020, reported that the Company submitted its Plan of Operations to the Federal Bureau of Land Management (“BLM”) outlining the Company’s plans to build and operate the proposed SRP, located in Elko County, Nevada. This submission is a key step that initiates the project permitting process.

  On December 2, 2020, announced the appointment of Jason Attew as President and CEO, succeeding Jonathan Awde. In connection with his appointment as President and CEO, Mr. Attew subscribed for 1,000,000 common shares of the Company for aggregate proceeds of $854,000 through a non-brokered private placement.

  On January 5, 2021, announced the reconstitution of the senior leadership team with the appointments of Larry Radford, Chief Operating Officer; Jordan Neeser, Chief Financial Officer; and Michael McDonald, Vice President, Corporate Development & Investor Relations. Combined with the CEO change, four senior executives were appointed, and four senior executives departed.

  On February 1, 2021, the Company’s Plan of Operations was deemed complete by the BLM. Having the Plan of Operations ruled complete by the BLM allows the Company to commence the Environmental Impact Statement process pursuant to the National Environmental Policy Act.

  On February 17, 2021, completed a bought deal financing of 39,215,000 common shares at a price of $0.88 per share for gross proceeds of $34.5 million. The net proceeds from the financing will be used for development, permitting, exploration, and general corporate purposes. The Company expects to be financed through the completion of our Feasibility Study and be able to continue enhancing the SRP.

  On March 9, 2021, engaged Cutfield Freeman & Co. as construction capital financial advisor to assess all avenues of construction funding for the SRP.

Financial Results for the Year Ended December 31, 2020

The Company reported a net loss of $10.7 million for the twelve months ended December 31, 2020 compared to a net loss of $9.7 million for the twelve months ended December 31, 2019.

Qualified Persons

Steven R. Koehler, Manager of Projects of the Company is the Company’s Qualified Person (QP) as defined by National Instrument 43-101 and has reviewed and approved the technical contents of this news release.

About Gold Standard

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Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000 hectare land package on the Carlin Trend, and is 100% owned or controlled by Gold Standard. The goal of the Company is to become the low-cost junior producer of choice in Nevada, one of the premier mining jurisdictions in the world.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, which relate to future events or future performance. All statements, other than statements of historical fact, included herein including, without limitation, statements about the continuation of mineralization at the Virgin Deposit, the ability of the Company to convert inferred mineral resources to indicated mineral resources and to expand areas of reported mineralization, potential financing and construction of the SRP, the use of the net proceeds from the Company’s recent financing, the adequacy of the Company’s cash resources to fund operations through the completion of the Feasibility Study and enhancement of the SRP and becoming a low-cost gold producer are forward looking statements. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company, including that the Company will be successful in the financing and construction of the SRP. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others: that the Company may not be successful in financing and constructing the SRP; that the SRP may never be placed into production; global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

For further information contact:
Michael McDonald
Vice President, Corporate Development & Investor Relations
Phone: 1-604-687-2766
E-Mail: info@goldstandardv.com

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